

December 15, 2010

via U.S. mail and facsimile

Jack A. Hockema, Chief Executive Officer
Kaiser Aluminum Corporation
27422 Portola Parkway, Suite 200
Foothill Ranch, CA 92610-2831

> **RE:** **Kaiser Aluminum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2010**
> **File No. 52105**

Dear Mr. Hockema:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 1

1. We note your disclosure stating that your North American fabricated products manufacturing facilities produced fabricated aluminum that accounted for approximately 91%, 89% and 86% of total net sales for 2009, 2008 and 2007 respectively. In future filings, please state for each of the last three fiscal years the amount or percentage of total revenue contributed by either your Aerospace and High Strength Products, General Engineering Products, or Custom Automotive and Industrial Products, to the extent any of these classes of products

accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years. See Item 101(c)(1)(i) of Regulation S-K.

2. In future filings, please provide the information required by Item 101(c)(1)(iv) of Regulation S-K.

Certifications

3. We note that you have not filed your certifications in the exact form as set forth in Item 601(b)(31)(i) of Regulation S-K. For example, you have deleted the "(s)" from "certifying officer(s)" in paragraphs 4 and 5, and changed "functions" to "function" in paragraph 5. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Please also comply with this comment in all future quarterly reports.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Exhibits

4. We note that you incorporate the Credit Agreement dated March 22, 2010, Exhibit 10.2, by reference to a Form 8-K filed March 24, 2010. However, it does not appear that you filed all the exhibits and schedules to this agreement when you initially filed it. If these exhibits and schedules have been filed previously, please advise us as to where they are located. Otherwise, please file an amendment to the Form 8-K to file the full Credit Agreement, including all exhibits and schedules. Refer to Rule 601(b)(10) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Liquidity and Capital Resources, page 41

5. We note your disclosure on page 49 that your revolving credit facility contains negative and financial covenants and events of default that may limit your financial flexibility. Further, we note that your current disclosure on page 44 states that you are required to maintain a fixed charge coverage ratio on a consolidated basis above 1.1 if certain minimum availability thresholds are not met. In your next Form 10-Q, please consider the impact of this covenant, and the other negative and financial covenants, on your ability to undertake additional debt or equity financing. If the covenants are reasonably likely to limit your ability to undertake financing to a material extent, please discuss the covenants in question and the consequences of the limitation to your financial condition and operating performance, including disclosing the current actual value for any material financial ratios. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

6. We note on page 27 that the loss on the cash conversion feature was material to the three and nine months ended September 30, 2010. On page 39 you describe how you measure the value of the cash conversion feature of the Notes however, you do not provide a discussion that identifies and quantifies the contributing factors driving this material change. In future filings please provide a robust discussion that explains to readers the underlying reasons for the material changes in this account. Refer to Section 501.05 of the Financial Reporting Codification for guidance.

Definitive Proxy Statement

Stock Ownership Guidelines, page 22

7. With a view towards future disclosure, please disclose whether each director is in compliance with the stock ownership guidelines as of the most recent practicable date. In this regard, we note the disclosure in the last sentence under "Stock Ownership Guidelines" on page 39.

Risks Arising from Compensation Policies and Practices, page 24

8. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Executive Compensation, page 31

Elements of Compensation, page 35

9. We note your disclosure on page 35 stating that base salaries for 2009 were consistent with the base salaries in 2008, "except where adjustments were appropriate due to special circumstances such as an increase in responsibilities or market based adjustments." With a view towards future disclosure, where the compensation of the named executive officers was adjusted for "special circumstances" or "an increase in responsibilities," please disclose the adjustment and provide a complete description of the factors that led to such adjustment.

Annual Cash Incentives, page 35

10. We note your disclosure that your 2009 STI Plan was "designed to reward participants for EVA of [y]our core Fabricated Products business . . . . with modifiers for safety performance (as measured by the total case incident rate), segment performance and individual performance." However, it is unclear how each of these factors led to the actual payouts made to your named executive officers. For example:

- We note the disclosure in the first paragraph. You disclose in general terms the manner in which you calculate EVA, but you do not provide a materially complete description of how actual EVA for 2009 was determined. With a view towards future disclosure, please provide us with a materially complete description of how you determined EVA for 2009, including a discussion of your actual results and how this impacted the determination.

- We note the disclosure in the first paragraph on page 36 that you provide threshold, target, and maximum performance levels. We have the following comments:

    o With a view towards future disclosure, please provide us with a materially complete description of how you determined these levels and the measurement used for each level. For example, is it based on EVA or some other measure?

    o With a view towards future disclosure, please explain why results above the threshold resulted in a 6% increase in incentive pool.

- We note the disclosure in the second paragraph on page 36. You note that threshold and maximum payouts required a return on net assets of approximately 7.5% and 35%. With a view towards future disclosure, please describe whether these were pre-established performance targets, what the actual results were, and how the payouts were calculated based on the actual results. In particular, please describe how the payout would be calculated if results fell above, below, or in between these performance targets.

- With a view towards future disclosure, please explain the "monetary incentive target" discussed in the third paragraph on page 36.

- You note that the EVA target for 2009 "was set at a level believed to be achievable…" With a view towards future disclosure, please clarify whether the actual EVA target was the return on assets noted above. If

not, please describe the actual EVA target and how actual payouts were
calculated based on the target EVA and actual results achieved.

- We note the disclosure in the fifth paragraph regarding the strategic
  initiatives. With a view towards future disclosure, please provide us with
  a materially complete description of how these initiatives impacted the
  determination of the annual cash incentives.

- With a view towards future disclosure, please describe the "modifiers" for
  safety performance, segment performance, and individual performance. In
  particular, please disclose any pre-established performance goals and the
  particular factors examined for each of the modifiers. Please also disclose
  how actual results for each of these "modifiers" are used to determine
  payouts under the 2009 STI Plan for each named executive officer.

- With a view towards future disclosure, please describe how the "award
  multiple" is calculated, including how it is adjusted based on the
  individual performance modifiers.

11. We note your disclosure that the 2009 STI Plan provided for payouts in cash, non-
    restricted shares of common stock, or a combination thereof, at the election of the
    compensation committee. With a view towards future disclosure, please describe
    the form of compensation used in the 2009 payouts, including why the
    compensation committee made the determination to use such form(s) of
    compensation.

Long-Term Incentives, page 37

12. With a view towards future disclosure, please provide the target monetary value
    for each named executive officer and explain the factors you considered in
    establishing these target monetary values.

13. With a view towards future disclosure, please explain how you determined the
    threshold, target and maximum number of performance shares that will vest in
    2012 for your named executive officers.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738, or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot at (202) 551-3442 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief